FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2016

ABBEY NATIONAL TREASURY SERVICES PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National Treasury Services plc

2015 Annual Report

Abbey National Treasury Services plc has today submitted the above document to the National Storage Mechanism.

The document will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the document is also available within the Investor Relations section of the group’s website www.aboutsantander.co.uk.

- Ends -

For further details, please contact:

Bojana Flint	(Head of Investor Relations)	+44 (0) 20 7756 6474
Andy Smith	(Head of Media Relations)	+44 (0) 20 7756 4212
For more information contact: ir@santander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL TREASURY SERVICES PLC

Dated: 26 February 2016	By / s / Shaun Coles
(Authorized Signatory)